SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2007

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________




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                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold Reports Record Results for the Quarter and Year Ended December 31, 2006 dated February 26, 2007.




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                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Internet Gold Reports Record Results for the Quarter and Year
Ended December 31, 2006

Monday February 26, 4:07 am ET New Records Set Across-The-Board:

Fourth Quarter Revenues Up 45% (YOY) to NIS 117.3M

Operating Income Climbs 88% (YOY) to NIS 13.4M

Annual Revenues Up 39% (YOY) to NIS 414.4M

Operating Income increases by 61% (YOY) to NIS 46.6M

PETACH TIKVA, Israel, Feb. 26 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq:
IGLD and TASE: IGLD) today reported its financial results for the quarter and year ended December 31, 2006.

    Highlights
    -- Record results across all parameters: The Company achieved record revenues, operating income and cash flow for the fourth quarter and for the year ended December 31, 2006.
    -- Smile.Communications: Reported continued strong increase in broadband subscriber base and ongoing growth in international telephony business. -- Smile.Media: Reported an increase in market share of Israel's sharply rising e-Advertising and e-Commerce markets.
    -- Merger with 012 Golden Lines: On December 31, 2006 the Company completed its acquisition of 012 Golden Lines and is now in the process of integrating 012 Golden Lines into its 100% owned subsidiary, Smile.Communications Ltd. The merger will give Internet Gold more than NIS 1.2 billion in revenues for 2007, significantly increase its profitability and cash flow from operations in the coming years and pave its entry into Israel's more than NIS 5 billion domestic telephony market.

    Financial Results for the Fourth Quarter

Revenues for the fourth quarter of 2006 reached a new high of NIS 117.3 million (US$ 27.8 million), an increase of 45% compared with NIS 81.1 million in the fourth quarter of 2005 and a 12% increase compared with the third quarter of 2006. Operating income for the quarter reached a record of NIS 13.4 million (US$
3.2 million), an increase of 88% compared with NIS 7.1 million in the fourth quarter of 2005 and a 13% increase compared with the third quarter of 2006. Net income for the quarter was NIS 6.1 million (US $1.4 million), or NIS 0.33 (US$ 0.08) per share. This includes the effect of a one-time non-cash charge of NIS
9.8 million (US$ 2.3 million) relating to the merger of Smile.Communications and 012 Golden Lines.

Excluding this non-cash expense, net income for the quarter reached a record NIS
15.9 million (US $3.8 million), or NIS 0.86 (US$ 0.20) per share, an increase of 194% compared with NIS 5.4 million, or NIS 0.29 (US$ 0.07) per share, for the fourth quarter of 2005, and an increase of 127% compared with the third quarter of 2006.

Financial Results for 2006

For the full year period, revenues rose by 39%, reaching a record of NIS 414.4 million (US$ 98.1 million) compared with NIS 297.7 million in 2005. Operating income for the year reached a new high of NIS 46.6 million (US$ 11 million), a 61% increase compared to NIS 28.9 million in 2005. Net income for the year was NIS 26.5 million (US $6.3 million), or NIS 1.44 (US$ 0.34) per share. This includes one-time charges of NIS 12.6 million (US$ 3 million), most of which relates to charges made in connection with the merger of Smile.Communications and 012 Golden Lines as discussed above.

Excluding these one-time expenses, net income for the year was NIS 39.1 million (US $9.3 million), or NIS 2.1 (US$ 0.50) per share, an increase of 114% compared with NIS 18.3 million, or NIS 0.99 per share, in 2005. Cash flow from operations for 2006 increased by 64% to a record NIS 70.3 million (US$ 16.6 million) compared with NIS 42.8 million for 2005. The above financial results for 2006 do not include the operations of 012 Golden Lines because its acquisition took place on the last day of the year, December 31, 2006. The Company's consolidated balance sheet as of December 31, 2006 is not presented due to the fact that the Company is in the process of completing the required purchase accounting regarding its acquisition of 012 Golden Lines as of December 31, 2006.

Comments of Management

Commenting on the results, Eli Holtzman, Internet Gold's CEO, said, "We are proud to report record results across the board, with the new highs we have set for our revenues, operating profit, net profit and cash flow representing an outstanding end to the best year in our history. Our results reflect the superb performance of our subsidiaries, both of which continue to gain market share in all their business segments while significantly improving their profitability."

"Our primary focus for the next few months will be to carry out our merger and integrate the operations of the merged company, a move which will immediately more than double our revenues to over 1.2 billion shekels per year while contributing significant cost savings which will come into effect gradually as the merger plans are executed. We trust that the full effect of the merger synergies will be materialized towards the end of 2007. In parallel, having recently received a permanent license to expand our successful Voice over Broadband domestic telephony business, we will broaden our marketing to address our customer base, in both the residential and business sectors, in order to build a significant market share quickly. Given that Israel's domestic telephony market is valued at more than NIS 5 billion per year and that Israel's Ministry of Communications will put a 'number portability' policy into effect towards the end of 2007, we believe this telephony broadband service offers us significant incremental revenue potential."

Mr. Holtzman concluded, "Taken as a whole, we are proud of the Company's outstanding performance and excited by market developments. For the year ahead, we will continue to investigate strategic actions that we believe will create additional value for our shareholders.

Our 100% owned subsidiary, Smile.Communications Ltd. intends to restructure the debt incurred in connection with the 012 Golden Lines Ltd. acquisition, including refinancing a portion of the debt. In preparation for these activities, Smile.Communications recently received an A1 rating from "Moody's" affiliated rating agency in Israel with respect to a private debt placement in Israel."

Business Segment Overview

Smile.Communications: Revenues for 2006 increased by 39% compared with 2005, reaching NIS 343 million (US $81.2 million) compared with NIS 246.6 million in 2005. Operating income for 2006 increased by 57% compared with 2005, reaching NIS 32.1 million (US $7.6 million) compared with NIS 20.5 million in 2005.

    -- Smile.Net - ISP: As of December 31, 2006, the Company's broadband customer base grew by 29% as compared with number of subscribers at the end of 2005.
    -- Smile.015 - International Telephony: For the full year period, revenues from the international telephony business grew by 135% compared with 2005.
    -- Smile.Biz - Business Services: The Group's business service revenues for the twelve-month period rose 21% compared with the parallel period of 2005.

Smile.Media : Revenues for 2006 increased by 40% compared with 2005, reaching NIS 71.4 million (US $16.9 million) compared with NIS 51.1 million in 2005. Operating income for 2006 increased by 73%, reaching NIS 14.5 million (US $3.4 million) compared with NIS 8.4 million in 2005.

    -- e-Advertising: On a year-over-year basis, the Group's e-Advertising revenues rose by 47% compare to 2005.

    -- e-Commerce / Content: On a year-over-year basis, e-Commerce revenues were up by 15% compare to 2005.

Expected Impact of the 012 Golden Lines acquisition and merger on the Company

Internet Gold, through its 100% ownership of Smile.Communications, has become a major player in the Israeli fast growing communications market with an approximate one-third share in both the ISP market and international long distance ("ILD") market.

Total float of IGLD shares

In April 2005, Internet Gold completed an offering in Israel of NIS 220 million of convertible bonds that should have been paid in April 2008 until April 2015 and warrants to purchase 2.5 million ordinary shares that are exercisable until October 15, 2007. The bonds are convertible into ordinary shares at a conversion price of NIS 40 ($9.50) per share until March 2008, at which time the conversion price will increase to NIS 50 ($11.80). The exercise price of the warrants is currently NIS 41.1 ($9.70), which price is linked to Israeli Consumer Price Index. Beginning in the fourth quarter of 2006 holders of the bonds and warrants began to convert their bonds and exercise the warrants. As at December 31, 2006, bond holders had converted NIS 6.4 million ($1.5 million) of the bonds into 159,721 ordinary shares. Subsequent to December 31, 2006 and through February 21, 2007, bond holders had converted NIS 30 million ($7.1 million) of the bonds into 750,182 ordinary shares and warrants to purchase 756,739 ordinary shares had been exercised, with the Company receiving NIS 31.1 million ($7.4 million) in proceeds from the exercise of the warrants.

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its Smile.Communications segment is one of the country's major Internet and International Telephony service providers, and one of its largest providers of enterprise/IT integration services. Its Smile.Media segment manages a growing portfolio of Internet portals and e-Commerce sites.

Internet Gold is part of the Eurocom communications group. Its shares trade on the Nasdaq Global Market and on the Tel Aviv Stock Exchange.

For additional information about Internet Gold, please visit its investors' site at www.igld.com.

NOTE A: Convenience Translation to Dollars

For the convenience of the reader, the reported NIS figures of December 31, 2006 have been presented in thousands of U.S. dollars, translated at the representative rate of exchange as of December 31, 2006 (NIS 4.2250 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:

    Lee Roth
    KCSA Worldwide
    +1-212-896-1209

    In Israel:
    Mor Dagan
    Investor Relations
    +972-3-516-7620

    Ms. Idit Azulay, Internet Gold
    +972 3 939-9848
    idita@co.zahav.net.il




                        Internet Gold - Golden Lines Ltd.
                   Statements of Operations - Consolidated

                                                                     Convenience
                                                                     translation
                                                                         into US
                                                                         Dollars
                                                                   NIS4.225=US$1
                                              Consolidated          Consolidated
                      Consolidated       Year     Year     Year       Year ended
                   Three months ended   ended    ended    ended          Dec. 31
                    Dec. 31 Dec. 31    Dec. 31   Dec. 31 Dec. 31            2006
                    2006     2005       2006      2005    2004       (Unaudited)
               (Unaudited)(Unaudited)(Unaudited)(Audited)(Audited)           US$
                   NIS thousands (except for per share data)           thousands

    Revenues         117,274   81,094   414,391   297,707   219,577    98,081

    Costs and
     expenses:
    Cost of revenues  75,703   46,571   257,662   159,943    96,820    60,985
    Selling and
     marketing
     expenses         19,514   18,121    76,188    75,710    73,155    18,033
    General and
     administrative
     expenses          8,625    9,264    33,957    33,156    24,258     8,037
    Total costs
     and expenses    103,842   73,956   367,807   268,809   194,233    87,055

    Income from
     operations       13,432    7,138    46,584    28,898    25,344    11,026
    Financing
     income
     (expenses), net   2,997   (1,565)   (5,614)   (9,403)      122    (1,329)
    Other (expenses)
     income, net     (10,023)      30   (12,813)      237    (1,077)   (3,033)

    Income from
     continued
     operations
     before income
     taxes             6,406    5,603    28,157    19,732    24,389     6,664
    Tax expenses
     (income)            219      230     1,286     1,451      (301)      304
    Income after
     tax expenses      6,187    5,373    26,871    18,281    24,690     6,360
    Minority
     interest in
     operations of
     consolidated
     subsidiaries        (90)       -       (34)        -         -        (8)
    Company's share
     in net income
     (loss) of
     investees           (26)       -      (334)        -      (396)      (79)

    Income from
     continued
     operations        6,071    5,373    26,503    18,281     24,294    6,273
    Company's
     share in loss
     of a subsidiary
     from discontinued
     operations            -        -         -         -     (4,763)       -
    Net income         6,071    5,373    26,503    18,281     19,531    6,273

    Income (loss) per share,
     basic and diluted

    Net income per
     NIS 0.01 par value
     of shares (in NIS)
     from continuing
     operations         0.33     0.29      1.44      0.99       1.32     0.34
    Net loss per
     NIS 0.01 par
     value of shares
     (in NIS) from
     discontinued
     operations            -        -         -         -      (0.26)       -
    Net income
     per NIS 0.01
     par  value of
     shares (in NIS)    0.33     0.29      1.44      0.99       1.06     0.34

    Weighted average
     number of shares
     outstanding
     (in thousands)   18,591   18,432    18,591    18,432     18,432   18,591



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  February 26, 2007